UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 3, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group AG (consolidated) BIS Basel III leverage ratio information as of 30 September 2015, published today by the registrants, which appears immediately following this page.

UBS Group AG (consolidated) BIS Basel III leverage ratio information

This document provides BIS Basel III leverage ratio information as of 30 September 2015, as required by the revised FINMA Circular 2008 / 22 “Disclosure – banks.”

BIS Basel III leverage ratio disclosure requirements

On 1 January 2015, disclosure requirements for the leverage ratio in accordance with BIS Basel III regulations came into effect in Switzerland, and we are required to disclose BIS Basel III leverage ratio information on a quarterly basis.

The tables in the following section provide BIS Basel III leverage ratio information as of 30 September 2015 according to the current disclosure requirements.

The BIS Basel III leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end BIS Basel III leverage ratio denominator (LRD), which consists of IFRS on-balance sheet assets and off-balance sheet items adjusted for netting of derivatives, eligible cash variation margin netting, net notional amounts or adjustment of add-ons for written credit derivatives as well as an additional charge for counterparty credit risk related to securities financing transactions.

The table “Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” below shows the difference between total IFRS assets per IFRS consolidation scope and on-balance sheet exposures, which is shown in the “BIS Basel III leverage ratio common disclosure” table on the next page. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BIS Basel III calculation. In addition, carrying values for derivative financial instruments and securities financing transactions are deducted from IFRS total assets. They are measured differently under BIS Basel III leverage ratio rules and therefore added back in separate exposure line items in the “BIS Basel III leverage ratio common disclosure” table on the next page.

→   Refer to our third quarter 2015 report for information on our Swiss SRB leverage ratio as of 30 September 2015

→   Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014, and our UBS Group Basel III Pillar 3 First Half 2015 Report in the “Pillar 3, SEC filings & other disclosures” section at www.ubs.com/investors  for more information on the regulatory scope of consolidation

BIS Basel III leverage ratio

As of 30 September 2015, our BIS Basel III leverage ratio was 3.9% on a fully applied basis and 4.7% on a phase-in basis. The BIS Basel III LRD was CHF 936 billion on a fully applied basis and CHF 941 billion on a phase-in basis.

→   Refer to our third quarter 2015 report for information on our BIS Basel III leverage ratio movements

Reconciliation of IFRS total assets to BIS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
CHF million	30.9.15
On-balance sheet exposures
IFRS total assets	979,746
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(17,425)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes	1
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0
Less carrying value of derivative financial instruments in IFRS total assets¹	(213,131)
Less carrying value of securities financing transactions in IFRS total assets²	(113,370)
Adjustments to accounting values	0
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	635,822
Asset amounts deducted in determining BIS Basel III tier 1 capital	(10,699)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	625,123

1 Consists of positive replacement values and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    2 Consists of cash collateral on securities borrowed, reverse repurchase agreements and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation.

BIS Basel III leverage ratio common disclosure

The naming convention in the following table is based on BIS guidance and does not reflect UBS’s naming convention used in our external reports.

CHF million, except where indicated		30.9.15
	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs¹, but including collateral	635,822
2	(Asset amounts deducted in determining Basel III tier 1 capital)	(10,699)
3	Total on-balance sheet exposures (excluding derivatives and SFTs¹)	625,123

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	59,304
5	Add-on amounts for PFE² associated with all derivatives transactions	98,005
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(16,177)
8	(Exempted CCP³ leg of client-cleared trade exposures)	(17,308)
9	Adjusted effective notional amount of all written credit derivatives⁴	174,793
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)⁵	(161,937)
11	Total derivative exposures	136,680

	Securities financing transaction exposures
12	Gross SFT¹ assets (with no recognition of netting), after adjusting for sale accounting transactions	167,925
13	(Netted amounts of cash payables and cash receivables of gross SFT¹ assets)	(54,555)
14	CCR⁶ exposure for SFT assets¹	17,525
15	Agent transaction exposures	0
16	Total securities financing transaction exposures	130,895

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	161,398
18	(Adjustments for conversion to credit equivalent amounts)	(112,879)
19	Total off-balance sheet items	48,519
	Total exposures (leverage ratio denominator), phase-in	941,216
	(Additional asset amounts deducted in determining Basel III tier 1 capital fully applied)	(5,680)
	Total exposures (leverage ratio denominator), fully applied	935,536

	Capital and total exposures (leverage ratio denominator), phase-in
20	Tier 1 capital	44,125
21	Total exposures (leverage ratio denominator)	941,216
	Leverage ratio
22	Basel III leverage ratio phase-in (%)	4.7

	Capital and total exposures (leverage ratio denominator), fully applied
20	Tier 1 capital	36,526
21	Total exposures (leverage ratio denominator)	935,536
	Leverage ratio
22	Basel III leverage ratio fully applied (%)	3.9

1 Securities financing transactions.    2 Potential future exposure – Current exposure method (CEM add-on) based on notional amounts.    3 Central cleared counterparties.    4 Includes protection sold including agency transactions.    5 Protection sold can be offset with protection bought on the same underlying reference entity provided the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.    6 Counterparty credit risk.

BIS Basel III leverage ratio summary comparison

The naming convention in the following table is based on BIS guidance and does not reflect UBS’s naming convention used in our external reports.

CHF million		30.9.15
1	Total consolidated assets as per published financial statements	979,746
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation¹	(28,124)
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0
4	Adjustments for derivative financial instruments	(76,451)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	17,525
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	48,519
7	Other adjustments	1
8	Leverage ratio exposure (leverage ratio denominator), phase-in	941,216
1 This item includes assets that are deducted from tier 1 capital.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s third quarter 2015 report and its Annual Report 2014 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  November 3, 2015